May 9, 2007
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. Mark Kronforst
Accounting Branch Chief

Re:	Tyler Technologies, Inc. (the “Company”)
Form 10-K for the Year Ended December 31, 2006
Filed March 1, 2007
File No. 001-10485
Dear Mr. Kronforst:
This letter is provided in response to the Staff’s comment letter dated April 26, 2007 addressed to Mr. John S. Marr, Jr., President and Chief Executive Officer of Tyler Technologies, Inc. (the “Company”). We have restated the Staff’s comments and the Company’s response follows each comment.
Form 10-K for the Year Ended December 31, 2006
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 20
1.	We note your disclosure regarding several key performance indicators which you analyze in order to manage your business and evaluate your financial and operating performance. Information regarding several of these indicators does not appear to be included within your disclosures. These include the number and size of software license sales, customer base and churn, and various categories of personnel expenses and the related headcount. Please tell us what consideration you gave to providing quantitative disclosure of these key indicators in your MD&A. See Section III.B.1 of SEC Release No. 33-8350 that indicates such disclosure may be required.

Securities and Exchange Commission
May 9, 2007

Company response:

In our filings, we disclose key performance indicator information when we believe a material change or fluctuation has occurred between reporting periods and such information would be important in providing investors with an understanding of our results of operations. We are relying on the interpretive guidance provided in SEC Release Nos. 33-8530 and 33-6835 in making our disclosures. The examples provided to us in your comment letter are illustrated and described further below in order to explain our consideration of these specific disclosures:
•	In the past, we generally did not disclose the number and size of software license sales unless there was a significant change. MD&A for “2005 compared to 2004” included the number of software license contracts for a relatively new product, Odyssey. In the “2006 compared to 2005” MD&A for the software services revenue change, we disclosed the number of states in which we had sold Odyssey in order to evidence market penetration of a newer product. In “2006 compared to 2005” we also made reference to “winning larger contracts” as a factor in higher financial product software license revenue but we did not disclose the amounts. Based upon the Staff’s comments, we will disclose, beginning with our next Form 10-Q, the number and average size of material new contracts signed during each quarter as well as the cumulative year-to-date total.

•	We have historically disclosed our current customer base churn in Item 1 - Description of Business. However, because our customer base churn percentage had not changed significantly from prior years we did not disclose the figure again in MD&A.

•	We disclosed in narrative form headcount additions and reductions that we believed important to the reader’s understanding of the operating trends. We disclosed as part of the discussion of “Cost of Revenues and Gross Margins” that the material increase in gross margin for appraisal services was due to organizational changes we made during the second quarter of 2005 and also disclosed the total number of positions eliminated in the next section “Restructuring Charge.” Moreover, we disclosed in narrative form that additions to our training staff enabled us to deliver our backlog at a faster rate. Also, our summary of key performance indicators explains that it is normal for our appraisal staff to fluctuate as many of our appraisal projects are seasonal in nature and that we employ appraisal personnel on a short-term basis to coincide with the life of the project. We believe these disclosures adequately communicated material trends to our investors; however, beginning with our next Form 10-Q, we will include in MD&A quantitative disclosure of total headcount for each period.

Securities and Exchange Commission
May 9, 2007

Analysis of Results of Operations and Other, page 23
2.	In the discussion of your results of operations, you refer to various factors that have impacted results without quantifying the impact of each factor. For example, you refer to several factors that contributed to the increases in software licenses and services, but give no indication of the relative impact of each factor. Please explain to us how you considered Section III.D of SEC Release No. 33-6835.

Company response:

As explained below, we believe that our disclosure is consistent with the requirements of SEC Release No. 33-6835 and other applicable authoritative guidance. However, as discussed in the last paragraph of this section, we intend to improve the overall quality of our future disclosures by improving the depth of discussion in our disclosures of the results of operations.

We have included in our disclosure information to provide the reader with a meaningful understanding of our business as a whole. To that end, we have identified each material factor that contributed to the change in our software license and services revenues as well as listed these factors in descending order of importance.

Our primary basis for determining the effect on revenues pertaining to geographical expansion is a review of the number of implementations and new contract signings occurring in states in which we have recently begun to do business. However, our accounting systems do not accumulate revenues by geographic area, which would be required to provide an accurate quantitative disclosure of the revenue impact associated with geographical expansion. Similarly, we can determine by analyzing material new contract signings and contracts currently under implementation that the total average revenue per contract is increasing.

To improve the overall quality of our disclosures regarding the relative impact of factors that contribute to changes in software license and service revenues, we plan to include in future filings, where appropriate, discussion of the number of new contract signings and associated implementation activities in recently entered geographic areas as well as quantify the average total contract revenue per customer arrangement for material new contract signings.

Securities and Exchange Commission
May 9, 2007

Financial Condition and Liquidity, page 29
3.	You disclose that cash generated from operating activities is your primary source of liquidity, yet your discussion of operating cash flow is limited to a discussion of your year-end cash balances, days sales outstanding, and one brief sentence that refers to “additional maintenance customers and new contract signings.” When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect the reconciliation from net income to operating cash flows. Please tell us how you concluded that your disclosures provide a sufficient basis for readers to analyze the changes in your operating cash flows and how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

Company response:

As explained in detail below, we believe that our disclosure is consistent with the requirements of SEC Release No. 33-8350 and other applicable authoritative guidance. The primary change in operating cash flows was driven by higher net income and non-cash share-based compensation expense. These items were discussed in our Analysis of Results of Operations. It should be noted that the aggregate changes in operating assets and liabilities did not have a significant impact on cash provided by operations during 2006 as the net change was an increase in cash of $463,000 compared to total cash provided by operations of $26.8 million. The most significant line item change was accounts receivable, which we discussed by providing information with regard to days sales outstanding. In addition, the changes in accounts payable and accrued liabilities are primarily the result of the timing of payments for these obligations and do not necessarily represent an underlying change in the business or trend in the use of cash. The only other impact on cash flow is depreciation and amortization which has remained fairly constant from period to period. However, we intend to expand our disclosures regarding changes in working capital in future filings.
Financial Statements
Note 1. Summary of Significant Accounting Policies, page F-7
4.	We note the disclosure on page 4 indicating that you have four major “product areas.” Separately, we note that your MD&A disclosures include references to how certain product areas impacted revenues. In view of these disclosures, please tell us what consideration you have given to quantifying revenue for these product areas in accordance with paragraph 37 of SFAS 131.

Securities and Exchange Commission
May 9, 2007

Company response:

As also discussed on page 4, we consider our primary sources of revenue to be software, software services, maintenance and support and appraisal services, which are provided to a single type of customer—local governments. We disclose revenue for each of these revenue sources on the face of the income statement. Our software applications form a group of similar products designed to automate various aspects of government operations. The discussion of our “major product areas” is intended to give the reader a better understanding of the areas of local government that our solutions automate. A local government may purchase one or all of the various software applications we provide; therefore, overall demand for our software and services is most relevant. Thus, our discussion with respect to the impacts of certain product areas is generally qualitative as opposed to focusing on specific products revenue areas, and we believe this disclosure enhances the reader’s understanding of our results of operations.
Additionally, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or require any additional information with respect to the foregoing, please contact me at (972) 713-3720. My fax number is (972) 713-3741.

Very truly yours,
/s/ Brian K. Miller
Brian K. Miller
Senior Vice President and Chief Financial Officer